Exhibit 99.1

Cenntro Electric Group Limited Receives Nasdaq Notice Regarding Minimum Bid Price Requirements

FREEHOLD, N.J. - December 28, 2022 - Cenntro Electric Group Limited (NASDAQ: CENN) (“Cenntro” or “the Company”), a leading EV technology company with advanced, market- validated electric commercial vehicles (“ECVs”), today announced that on December 22, 2022, it received a notification (the “Notification”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company no longer satisfies Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the Company’s ordinary shares (the “Shares”) was below $1.00 per Share for 30 consecutive business days preceding the date of the Notification.

The Notification has no immediate effect on the listing of the Shares, and the Shares continue to trade on the Nasdaq Capital Market under the symbol "CENN”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 days, or until June 20, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules. If at any time during the 180-day grace period, the closing bid price of the Shares is $1.00 per Share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance within the 180-day grace period, the Company may be eligible for an additional 180-day grace period if it meets the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Nasdaq staff determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for such additional compliance period, Nasdaq will provide notice that the Shares will be subject to delisting. The Company would have the right to appeal a determination to delist the Shares, and the Shares would remain listed on the Nasdaq Capital Market until the completion of the appeal process.

The Company intends to monitor the closing bid price of its Shares during the grace period and will consider its options in order to regain compliance with Nasdaq’s minimum bid price requirement.

About Cenntro Electric Group Limited

Cenntro Electric Group Limited (or "Cenntro") (NASDAQ: CENN) is a leading designer and manufacturer of electric light and medium-duty commercial vehicles. Cenntro's purpose-built ECVs are designed to serve a variety of organizations in support of city services, last-mile delivery, and other commercial applications. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production, and smart driving solutions empowered by the Cenntro iChassis. As of December 31, 2021, Cenntro has sold or put into service more than 3,700 vehicles in over 25 countries across North America, Europe, and Asia. For more information, please visit Cenntro's website at: www.cenntroauto.com.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as "may,'' "believe,'' "anticipate,'' "could,'' "should,'' "intend,'' "plan,'' "will,'' "aim(s),'' "can,'' "would,'' "expect(s),'' "estimate(s),'' "project(s),'' "forecast(s)'', "positioned,'' "approximately,'' "potential,'' "goal,'' "strategy,'' "outlook'' and similar expressions. Examples of forward-looking statements include, among other things, statements regarding assembly and distribution capabilities, decentralized production, and fully digitalized autonomous driving solutions. All such forward-looking statements are based on management's current beliefs, expectations, and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. For additional risks and uncertainties that could impact Cenntro's forward-looking statements, please see disclosures contained in Cenntro's public filings with the Securities and Exchange Commission (the “SEC”), including the "Risk Factors" in Cenntro's Annual Report on Form 20-F filed with the SEC on April 25, 2022 and which may be viewed at www.sec.gov.

For Cenntro’s financial statements, please refer to the Company’s current report on Form 6-K filed with the SEC on September 13, 2022.

Investor Relations Contact
Yujia Zhai
The Blueshirt Group
Yujia@blueshirtgroup.com
860-214-0809

Company Contact
PR@cenntroauto.com
IR@cenntroauto.com